Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

March 15, 2018

Re:	GLOBAL BRIDGE CAPITAL, INC. Offering Statement on Form S-1 Filed March 9, 2018 File No. 333-215528

Ladies and Gentlemen:

On behalf of GLOBAL BRIDGE CAPITAL, INC., a Delaware corporation (“Company”), we hereby request, pursuant to the rules (File No. 333-215528), as initially filed with the Securities and Exchange Commission on March 9, 2018 (“Commission”) on March 9, 2018 (“Offering Circular”) be withdrawn effective immediately, and no securities had been sold under this offering.

/s/Tan Yu Chai

Chief Executive Officer

GLOBAL BRIDGE CAPITAL, INC.

D-09-05, Menara Suezcap 1, KL Gateway

No 2, Jalan Kerinchi, Gerbang Kerinchi Lestari

59200, Kuala Lumpur, Wilayah Perseketuan

Malaysia.